October 20, 2004	Via Hand Delivery

Peggy Kim

Senior Counsel

Mail Stop 3-9

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

RE:	MHI Hospitality Corporation (the “Company”)

Form S-11

Pre-Effective Amendment No. 1 to Registration Statement No. 333-118873

Filed October 20, 2004

Dear Ms. Kim:

In connection with the filing of the above-captioned pre-effective amendment (the “Amendment”), we set forth below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated October 8, 2004 (the “Comment Letter”), relating to the above referenced registration statement.

We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter. Page numbers included in our responses refer to pages in the marked Pre-Effective Amendment No. 1 to the Registration Statement (“Registration Statement”) and the prospectus included therein (the “Prospectus”).

General

1.	We note that you intend to elect to be taxed as a REIT and that your offering may constitute a “blind-pool” offering. If so, please revise to include all applicable industry Guide 5 disclosure, including prior performance information substantially similar to that required under Item 8 and Appendix II of Industry Guide 5. Refer to Release 33-6900. If you do not believe you are required to provide prior performance disclosures, or if you do not believe that you have any prior performance to disclose, please supplementally explain the basis for that belief.

As reflected in the Registration Statement, the Company is a Maryland corporation that intends to qualify as a real estate investment trust, or RElT, for federal income tax purposes and the offering relates to the sale of shares in a corporation rather than the sale of interests in a limited partnership. Moreover, the Company will be a “self-advised REIT” meaning that its executive officers and directors will manage its business and affairs without the involvement of any third party advisor or manager. As with a typical publicly-held corporation, executive officers and directors of the Company will be compensated through salary, bonus and equity awards, rather than through fees, commissions or other arrangements common to syndicated real estate limited partnerships. Based on these distinguishing factors, the Company respectfully submits that Guide 5 disclosure is not applicable to, or appropriate for, offerings by publicly-traded, self-advised REITs such as the Company, and the inclusion of such information may tend to confuse potential investors.

Moreover, even if the Guide 5 disclosure were applicable to publicly-traded, self-advised REITs, we advise the Staff that less than 1% of the estimated net proceeds have been designated for working capital and general corporate purposes. In contrast to a blind pool, the Company has identified specific uses for approximately $54.1 million of the $54.6 million estimated net proceeds from the public offering (the “Offering”) as follows:

•	approximately $25.1 million to repay the outstanding indebtedness on three of the Company’s initial properties;

•	approximately $12.2 million to fund the acquisition of the Maryland Inn in Laurel, Maryland and approximately $3.9 million for the subsequent renovation of the hotel;

•	approximately $4.1 million to fund renovation and to pay closing costs and $1.8 million to fund the cash portion of the purchase of the Hilton Philadelphia Airport;

•	approximately $0.5 million to fund renovations at the Holiday Inn Downtown Williamsburg;

•	$3.5 million to fund the acquisition of the leasehold interests in the resort property;

•	$1.0 million to fund the cash portion of the acquisition of the Holiday Inn Brownstone; and

•	$2.0 million to MHI Hotels Services in consideration of the restructuring and amendment of existing management agreements relating to five of our initial hotel properties.

The Company believes that the identification of the acquisitions, renovation projects and debt repayment for which the proceeds of the Offering will be utilized distinguish this Offering from that of a blind pool. The Company also notes that, in addition to specifying uses of the net proceeds from this offering, it also has established specific investment parameters regarding the types of future investments in hotel properties that would be purchased with the remaining amount of the net proceeds, if any, after giving effect to the exercise of the over-allotment option by the underwriters. In light of the foregoing, the Company respectfully submits that the offering should not be characterized as a “blind pool.”

2.	We note that in connection with the formation transactions, the company will issue partnership units to affiliates and non-affiliates, which units are convertible into shares of the company’s common stock, in exchange for the contribution to MHI of five of your initial hotel properties. Please supplementally provide us with your analysis with respect to the potential for the integration of the offers and sales of limited partnership units convertible into common stock with your public offering of common stock, including a discussion of any relevant staff interpretations.

As set forth in the prospectus, three affiliated entities have agreed to contribute four of the initial hotel properties to the REIT’s operating partnership in exchange for operating partnership units and one unrelated third party will receive a combination of units and cash for its contribution of a fifth hotel property. These contribution transactions will be effected pursuant to definitive agreements (“Contribution Agreements”) entered into by the contributing entities (the “Contributors”) and the operating partnership prior to the filing of the Registration Statement with the Commission. Copies of these Contribution Agreements have been filed with the Amendment as exhibits. Each of the Contributors has represented that it is an accredited investor as such term is defined in Rule 501(a) under the Securities Act (the “Act”). The units were offered to the Contributors in a manner consistent with Rule 502(c) of the Act and the sale of the units will occur following the close of the Offering. The operating partnership units will be redeemable at the election of the holders commencing one year after the completion of the Offering. Upon a holder’s election to redeem, the operating partnership will have the right to elect to pay the redemption price either in cash or in shares of common stock of the Company.

Based on an analysis of applicable provisions of the Securities Act and related no-action letters issued by the Commission, as summarized below, the Company believes that the offer of operating partnership units and the subsequent sale of such securities in connection with the contribution of the initial properties by the Contributors should not be deemed to “involve any public offering,” nor should the transaction be integrated with the Offering covered by the Registration Statement.

Exemption from Registration under the Securities Act

The Company believes that the offer and subsequent sale of operating partnership units to the Contributors in the contribution transactions are exempt from registration under the Act pursuant to Section 4(2) and Rule 506 promulgated thereunder.

Generally, an offer made only to accredited investors will be exempt pursuant to Rule 506 provided that (1) neither the issuer nor anyone acting on its behalf offers or sells securities by means of a general solicitation or general advertising and (2) the issuer exercises reasonable care to assure that the purchasers are not underwriters within the meaning of Section 2(11) of the Securities Act.

We understand that neither the Company, nor any person acting on its behalf, has offered or sold the operating partnership units by any form of general solicitation or general advertising, as those terms are used in Rule 502(c). In addition, all of the Contributors had a pre-existing, substantive relationship with the Company.

In addition, the Company has exercised reasonable care to assure that the Contributors are not underwriters within the meaning of Section 2(11) of the Act. Evidence of this is set forth in the Contribution Agreements whereby each Contributor represented to and agreed with the Company that, among other things, (i) neither the units nor the shares of common stock issuable upon redemption of the units have been registered under the Act or any state securities acts and are instead being offered and sold in reliance on an exemption from such registration requirements; and (ii) the units issuable to the Contributor are being acquired solely for its own account, for investment, and are not being acquired with a view to, or for resale in connection with, any distribution, subdivision, or fractionalization thereof, in violation of such laws, and the Contributor does not have any present intention to enter into any contract, undertaking, agreement, or arrangement with respect to any such resale. The Contributor further represented its understanding that any certificates evidencing the units will contain appropriate legends reflecting the requirement that the units not be resold by the Contributor without registration under such laws or the availability of an exemption from such registration. In addition, pursuant to the terms of the partnership agreement, the units will not be transferable without the consent of the Company, as general partner of the operating partnership.

No Integration of the Offer of Units of Interest in the Operating Partnership and the Offering

The Company believes that the private placement of operating partnership units should not be integrated with the Offering in reliance upon the Division’s position expressed in numerous “no-action” letters that, pursuant to Rule 152 under the Act, the filing of a registration statement subsequent to an offering otherwise exempt from registration under Section 4(2) of the Securities Act does not vitiate the exemption provided by the Section 4(2) private offering exemption.

Rule 152 under the Securities Act provides that:

[t]he phrase “transactions by an issuer not involving any public offering” in Section 4(2) shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.

The Division has taken the position in a number of “no-action” letters that a private placement shall be deemed completed for purposes of Rule 152 when the irrevocable investment decision to purchase or accept the securities offered is made, not when the securities offered in such a private placement actually are issued. See, e.g., The Equitable Life Assurance Society of the United States (available February 20, 1992); and Black Box, Inc. (available June 26, 1990). In reaching this position, the Division has emphasized that conditions to closing the private placement transaction contained in any purchase agreement, subscription agreement or consent agreement must not be subject to the discretion or control of the investor.

As the offer of operating partnership units was completed prior to the filing of the Registration Statement on September 9, 2004, as evidenced by the execution of the Contribution Agreements by the Contributors, the Company is of the view that the transactions should not be integrated with the proposed Offering. The Contribution Agreements represent an irrevocable, binding commitment to take units in exchange for the contribution of assets to the Operating Partnership, and the Contributors do not have any investment control or discretion. None of the terms of the Contribution Agreements are subject to renegotiation by the Contributors, and the Contributors will have no ability to change the number of operating partnership units to be received in exchange for the contribution of assets to the Operating Partnership.

Based upon the application of Rule 152 and the Commission’s views thereunder, the transaction involving the exchange of operating partnership units for contributed assets has been completed for purposes of Rule 152 and the transaction should not be integrated with the Company’s Offering.

3.	We note that in the formation transactions you will be consolidating the ownership of properties through the issuance of operating partnership units to owners of various property entities. It appears that these transactions may constitute a roll-up transaction that would be subject to Subpart 900 of Regulation S-K. Please provide all the disclosure and other relevant information required by Subpart 900, or provide us with a supplemental analysis of why the formation transactions do not constitute a roll-up transaction.

The Company respectfully submits that the formation transactions, which include the acquisition by the operating partnership of the predecessor entities described in the Registration Statement, do not constitute a roll-up transaction as defined under Subpart 900 of Regulation S-K. Subsection (c)(2)(ii) of Item 901 of Regulation S-K excludes from the definition of “roll-up transaction” a transaction in which the securities to be issued or exchanged are not required to be and are not registered under the Act.

As disclosed in the Registration Statement, the formation transactions involve the issuance of operating partnership units to the affiliated entities that own four of our initial hotel properties, and to the unrelated third party that owns the Hilton Philadelphia Airport Hotel. As described in response to Staff comment No. 2, the Company believes these securities were offered to the Contributors pursuant to an exemption from registration under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. By virtue of the exemption from registration under the Securities Act afforded by Section 4(2) thereof and Rule 506 of Regulation D, these transactions were not registered, and were not required to be registered. Accordingly, the formation transactions and pending acquisition transactions described above are not subject to the “roll up” rules contained in Subpart 900 of Regulation S-K.

4.	Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company does not intend to use any graphics, maps, photographs, and related captions or other artwork, other than the MHI Hospitality Corporation logo set forth on the cover page of the Prospectus.

5.	Please provide us with all written promotional and sales material, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D. of Guide 5.

The Company does not intend to use any sales material within the meaning of Item 19D of Guide 5 other than a preliminary prospectus. BB&T Capital Markets, the Company’s underwriter, will, however, use certain internal sales memoranda and materials for a roadshow in its marketing efforts.

We also note that the Company is not subject to Guide 5 requirements and we respectfully direct the Staff to our response to comment 1.

6.	It appears that the number of securities to be issued in the formation transactions has been fixed. Please advise us supplementally how the number of securities to be issued was determined.

The number of units to be issued upon the contribution of the Raleigh, Wilmington, Savannah and Williamsburg hotels is fixed. The number of units to be issued upon contribution of the Hilton Philadelphia Airport hotel, which is owned by an unaffiliated third party, has been established, but is subject to adjustment pursuant to a formula set forth in the Contribution Agreement in the event the offering price falls below $9.50 per share. A value was established for each of the Raleigh, Wilmington, Savannah and Williamsburg hotels based upon anticipated 2004 net operating income and other valuation metrics. The number of units to be issued in each of the transactions is based upon an assumed offering price of $10 per share, the mid-point of the range identified in the Prospectus. The number of units and the adjustment provision for the Philadelphia hotel was the result of arm’s length negotiations with the owner of such hotel.

7.	Supplementally tell us if you have a website, and if so, please revise to include your website address.

The Company intends to have a website at www.MHIHospitality.com. We will supplementally advise the Staff and revise the Prospectus once the website is operational.

8.	We note that you rely on industry information in the filing and you reference market data provided by Smith Travel Research. Please provide us with copies of articles and industry reports you rely on and reference in the filing. These materials should be appropriately marked, dated, and refer to the page numbers on which they are cited. Please indicate how these materials support your belief regarding industry trends. Additionally, tell us whether any of the reports were prepared for you or were published generally.

We are providing concurrently with this letter supplemental data in response to comment 8.

9.	We are unable to find disclosure pursuant to Item 25(b) of Form S-11. Please advise or revise.

Disclosure has been added on page 98 in response to the Staff’s comment.

10.	Please fill in or provide supplementally all remaining uncompleted information in the next amendment, other than pricing information that you have omitted pursuant to Rule 430A. We may have further comments based on the revised materials.

The Prospectus has been revised to reflect the Staff’s comment. To the extent information is not provided in the Prospectus, it will be provided in a subsequent filing.

Prospectus Cover Page

11.	We note the inclusion of red herring language on the cover page. Supplementally advise us whether you have circulated or intend to circulate the preliminary prospectus.

The Company has not circulated the preliminary prospectus, however, it intends to circulate the preliminary prospectus prior to the effective time of the Registration Statement and will advise the Staff prior to circulating the preliminary prospectus.

12.	The cover page should contain only information required by Item 501 or that is key information. Much of the information you have included in paragraph one is not appropriately placed on the cover page, including, for example, that you are succeeding to the lodging assets and operations of your predecessor group. Please revise. See our Plain English Handbook available at www.sec.gov.

The Company proposes to retain the first paragraph on the cover page of the Prospectus. The Company believes that this disclosure is necessary to provide investors capsule information that is critical to an understanding of the offering, the Company and its assets. We note that several recently filed Registration Statements on Form S-11 have included similar data on the cover.

13.	Please revise to include cover page risk factor disclosure addressing the most significant risks associated with your offering. Please include, for example, cover page risk factor disclosure with respect to:

•	Your long-term debt of $25.7 million on a pro forma basis as of June 30, 2004;

•	The extent to which officers, directors, and affiliates will control equity interest in the company on a fully diluted basis upon completion of the offering and the substantial benefits to be received by affiliates in connection with the offering.

•	Federal income taxes consequences in the event you fail to qualify as a REIT.

•	The tax indemnification obligations of MHI Hospitality Corporation.

•	The conflicts of interest officers and directors will experience based on their ownership interest in the operating partnership.

•	The geographic concentration of your hotels.

•	The absence in your organizational documents of limitations on the amount of debt you may incur.

•	The fact that you have not obtained independent third party appraisals of the hotels, and that therefore the consideration paid in the formation and structuring transactions may exceed the fair market value of the contributed properties.

We have not included cover page risk factor disclosure as it is our understanding that this requirement is applicable only to companies subject to Guide 5. Please see our response to comment 1.

Prospectus Summary

14.	The Summary should provide investors with a clear, concise and coherent “snapshot” description of the most significant aspects of the offering. We note that much of the information in the Summary is repeated in the body of the prospectus, particularly within your Business section. Please revise the prospectus to delete repetitive disclosure and to provide a brief overview of only the most salient aspects of the transaction. Please see Item 503(a) of Regulation S-K.

The Prospectus has been revised to reflect the Staff’s comment. In particular, we have condensed the sections in the summary entitled “Investment Highlights,” “Our Team,” and “Our Structure.”

Overview

15.	Please revise to clarify your corporate history, including identifying your predecessor group. When you revise, please indicate the reason you are succeeding to the assets and operations of your predecessor group, and indicate how you will do so.

The Prospectus has been revised at page 2 to reflect the Staff’s comments. Please also see our response to comment 66 and our revised disclosure on page F-44 for disclosure regarding the accounting treatment of our predecessor group.

16.	Please revise to include the disclosure required by Item 3(b) of Form S-11 with respect to underwriting compensation and the percentage of securities being offered to affiliates, or advise us why you believe it is appropriate not to do so.

We have added information in response to the Staff’s comments at page 3 relating to the ownership percentage of our affiliates in response to the Staff’s comment, and we note that additional information is included in the section entitled “Benefits to Affiliates” in the Prospectus.

As the Company has determined, in consultation with its underwriter, that it will not initiate a directed share program in connection with this offering, none of the affiliated parties will initially hold any shares of the Company’s common stock. Consequently, we have revised the section of the Prospectus to delete any references to the directed share program. We do note, however, that disclosure is contained in the Prospectus at pages 3, 7, 100 and 103-104 with regard to the number of units that will be held by and the corresponding percentage of ownership interests in the operating partnership which will be held by the Company’s directors, officers and their affiliates.

In regards to the amount of underwriting compensation to be paid to our underwriters, such disclosure is set forth on the cover page of the Prospectus as required by Item 501, and we believe it is otherwise not appropriate disclosure for the summary section of the Prospectus.

17.	Please revise to briefly explain the significance of the terms “upper upscale” and “midscale” the first time you use them in your prospectus.

The Prospectus has been revised at page 1 to reflect the Staff’s comment.

18.	Please revise throughout to balance the description of management’s experience with disclosure that your management has no experience operating a public company or a REIT.

The Prospectus has been revised to reflect the Staff’s comment.

19.	Please revise to clarify what it means to “leverage the experience” of your management team and MHI Hotels Services.

We have deleted the reference in the Prospectus referred to in the Staff’s comment.

20.	Please revise to indicate why management believes the hotels referenced at the bottom of page one are well-positioned for future growth.

The Prospectus has been revised at page 2 to reflect the Staff’s comment.

21.	Please revise to briefly explain what it means to score in the “upper echelons” as rated by Hilton and Holiday Inn. For example, what scale do these franchisors use? What percentage of franchisees typically score in the upper echelon?

We have deleted the reference in the Prospectus referred to in the Staff’s comment.

Growth-Oriented Balance Sheet

22.	Please revise to state that there are no limits in your charter or bylaws on your ability to incur debt.

Disclosure has been added on page 2 in response to the Staff’s comment.

Improved Lodging Cycle

23.	Please revise to indicate why management believes there is a recovery in the lodging industry. When you revise, please also indicate why management believes there is “significant upside potential” in the current U.S. lodging environment.

The Prospectus has been revised at page 2 to reflect the Staff’s comment.

Summary risk factors

24.	Please revise to clarify that you have included all material risks.

Disclosure has been added on pages 3 and 17 in response to the Staff’s comment. Because Item 503 of Regulation S-K requires discussion of only the most significant risk factors in the summary section, we have not included language specifying that the risk factors in the summary section of the Prospectus include all material risks.

25.	To the extent we highlight or request risk factor disclosure on in the Summary risk factors, please make conforming changes in the Risk Factors section.

The Prospectus has been revised to reflect the Staff’s comment.

26.	Please revise to include risk factor disclosure related to your lack of operating history.

Disclosure has been added on pages 4 and 23 in response to the Staff’s comment.

27.	Please revise to include risk factor disclosure related to your long-term debt.

Disclosure has been further clarified on page 4 in response to the Staff’s comment.

28.	Please revise to include risk factor disclosure addressing and quantifying the amount of proceeds you will use to purchase properties and the amount that you will use to repay indebtedness related to such properties.

Disclosure has been added on pages 3 and 21 in response to the Staff’s comments.

29.	Please revise to include risk factor disclosure related to the absence in your organizational documents of a limitation on the amount of debt you may incur.

Disclosure has been added on page 4 in response to the Staff’s comment.

30.	Please revise to include risk factor disclosure related to your possible use of hedging.

The Company does not currently anticipate entering into any hedging activities and all of its debt is fixed. Accordingly, the Company believes that summary risk factor disclosure is not warranted.

31.	Please revise to include risk factor disclosure related to the control that officers, directors, and affiliates will have upon completion of the offering.

Disclosure has been added on page 4 in response to the Staff’s comment.

32.	Please revise the risk at bullet factor four to quantify the extent of your tax indemnification obligations, and to describe the nature of and the term of the obligations you reference.

Disclosure has been added on page 3 in response to the Staff’s comment.

33.	Please describe the risks in the event that you fail to qualify as a REIT.

Disclosure has been added on page 4 in response to the Staff’s comment.

Our Initial Properties

34.	Please revise to include similar disclosure regarding the leasehold resort.

The Prospectus has been revised on pages 5 and 66 to reflect the Staff’s comment. The Company believes that disclosure of the operating and occupancy information for the Shell Island Resort property is not required given the nature of the leasehold arrangement and the sublease of the property.

Under the lease structure, the Company will sublease the two leasehold interests it will acquire in the resort property to affiliates of MHI Hotels Services, LLC. One lease relates to the restaurant, kitchen and meeting rooms, or the public areas, and the other lease relates to the lobby, swimming pools and outdoor café, or the common areas. The subleases with respect to such leasehold interests will provide for fixed annual rent in the amount of $540,000 for the common areas and $100,000 for the public areas. Given the nature of the lease structure, the operating results of the resort will not affect the amount of the rental payments received by the Company, and disclosure relating to occupancy rates and operating data may mislead prospective investors.

35.	Please revise to include a column disclosing the acquisition cost of each property.

The Prospectus has been revised on pages 5 and 66 to reflect the Staff’s comment.

Formation Transactions

36.	With respect to our comments on this section of the prospectus summary, please provide conforming changes to the discussion of your formation transactions in the body of the prospectus.

The Prospectus has been revised on pages 5-6 and 53-54 to reflect the Staff’s comment.

Conflicts of Interest

37.	Please revise to include disclosure of conflicts that existed in connection with negotiating the consideration for the contribution of interests in the initial hotel properties.

The Prospectus has been revised at page 7 to reflect the Staff’s comment.

Use of Proceeds

38.	We note that you intend to use $25.1 million to repay debt related to three properties. Please revise to specify the properties and include the information described in Instruction 4 to Item 504 of Regulation S-K. Furthermore, we note that on page 140 you state that an affiliate of BB&T is the lender under a mortgage loan secured by the Holiday Inn Brownstone and that a portion of the proceeds will be used to repay this mortgage loan. Please describe and quantify this use of the offering proceeds. Please similarly revise the disclosure on page 34.

The Prospectus has been revised at pages 13 and 36 to reflect the Staff’s comment.

Our Distribution Policy

39.	Please revise to state that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets or borrow funds in order to make distributions. Also disclose that distributions in excess of available cash will constitute a return of capital rather than a dividend to stockholders.

The Prospectus has been revised at page 14 to reflect the Staff’s comments. We note that the Prospectus contains disclosure to the effect that the Company’s distributions made in excess of available cash will constitute a return of capital rather than a dividend to shareholders.

Risk Factors

40.	Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

•	Our returns depend on management of our hotels by MHI Hotels Services.

•	Our TRS lessee structure subjects us to the risk of increased hotel operating expenses.

•	Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

•	Complying with REIT requirements may force us to liquidate otherwise attractive investments.

The Prospectus has been revised to reflect the Staff’s comment.

41.	Please include a separate risk factor to disclose the risk that since the number of op units is fixed the value of the consideration to affiliates may increase if the offering price increases.

Disclosure has been added on page 34 in response to the Staff’s comment.

42.	Please revise to include risk factor disclosure addressing your lack of operating history.

Disclosure has been added on page 23 in response to the Staff’s comment.

43.	Please revise to include risk factor disclosure addressing your geographic concentration.

Disclosure has been added on page 23 in response to the Staff’s comment.

Conflicts of interest could result in our executive officers and certain of our directors acting other than in our stockholders’ best interests

44.	We note that you discuss multiple conflicts under this one heading. Please revise to break out the various conflicts under separate headings or subheadings.

The risk factor has been revised at pages 17-18 to reflect the Staff’s comment.

Our executive officers and certain of our directors may experience conflicts of interest in connection with their ownership interests in our operating partnership

45.	Please revise to provide aggregate disclosure with respect to the percentage that affiliates will own in the operating partnership, in addition to the individual disclosure you have provided.

The risk factor has been revised at page 18 to reflect the Staff’s comment.

Our tax indemnification obligations, which apply in the event that we sell certain properties. could subject us to liability for substantial payments and limit our operating flexibility and reduce our returns on our investments

46.	Please revise to state, if true, that the tax indemnification agreement was not the result of arm’s length negotiations.

The risk factor has been revised at page 18 to reflect the Staff’s comment.

47.	Please revise to quantify the extent of the tax indemnification obligations in the forepart of your discussion.

The risk factor has been revised at page 18 to reflect the Staff’s comment.

We did not obtain independent appraisals of our initial hotel properties or the leasehold interests in the resort property

48.	Please revise to include the aggregate value of the units you will issue to executive officers and directors in connection with your formation transactions.

The risk factor has been revised at page 19 to reflect the Staff’s comment.

We have agreed to provide certain of our contributors opportunities to guaranty liabilities of our operating partnership

49.	Please revise to more fully explain how the contributors are able to defer recognition of gain by guaranteeing liabilities of the operating partnership. Please also state the term of the protected period, i.e., five years or ten years.

The risk factor has been revised at page 20 to reflect the Staff’s comment.

Future debt service obligations could adversely affect our overall operating results

50.	Please expand your disclosure to address, if true, that lenders may impose restrictions that could affect your distribution and operating policies, as well as your ability to incur additional debt.

The risk factor has been revised at page 21 to reflect the Staff’s comment.

Our net income would be adversely affected if our leases for the resort property are terminated

51.	Please revise to briefly explain under what circumstances the Shell Island leases could be terminated.

The risk factor has been revised at page 23 to reflect the Staff’s comment.

Joint venture investments could be adversely affected by our lack of sole decision-making authority

52.	We note your statement that you may in certain circumstances be liable for the actions of your third-party partners or co-venturers. Please expand your disclosure to briefly describe those circumstances under which you would be liable for the actions of your third-party partners or co-venturers.

The Company does not have current plans to enter into joint venture investments. We have deleted this disclosure from the risk factor section of the Prospectus.

Our operating results are sensitive to fluctuations in interest rates, and our hedging strategies may not be effective

53.	Please revise to quantify the portion of your debt that is sensitive to fluctuations in interest rates.

We have not revised the Prospectus in response to the Staff’s comment because currently no portion of the Company’s debt is sensitive to fluctuations in interest rates.

54.	Please revise to discuss the risks associated with your hedging activities under a separate heading. Please also revise to indicate the extent to which you intend to engage in hedging activities.

We have revised the Prospectus at page 23 in response to the Staff’s comment to reflect that the Company does not currently engage in any hedging activities, nor does it have any future plans to do so.

Capital Expenditures

55.	Please revise to quantify the annual amounts that lenders may require you to set aside for capital improvements.

Disclosure has been added on page 25 in response to the Staff’s comment.

Risks related to our Organization and Structure

56.	Please revise to address, as applicable, any tax risk related to your taxable REIT subsidiary, such as the TRS Lessee. For example, would the TRS Lessee be limited in its ability to deduct interest payments made to an affiliated REIT?

The Company believes the disclosure under “the formation of MHI TRS and our TRS lessee” on page 28 describes the tax risks relating to our taxable REIT subsidiary.

Our failure to qualify as a REIT under the federal tax laws will result in adverse tax consequences

57.	Please revise the heading of your risk factor to indicate the nature of the adverse tax consequences to investors should you fail to qualify as a REIT.

The risk factor has been revised at page 28 to reflect the Staff’s comment.

Provisions in our charter may limit the ability of a third party to acquire control of our company

58.	Please revise to address whether the board has the ability to waive the share ownership limitations in any instance.

The risk factor has been revised at page 30 to reflect the Staff’s comment.

59.	Please revise to address whether shareholder approval is required for the future issuance of common or preferred shares. Please similarly address this requirement at “Future offerings of debt securities or preferred stock, which would be senior to our common stock upon liquidation and for the purposes of distributions, may cause the market price of our common stock to decline” on page 32.

The risk factors have been revised on pages 31 and 34 to reflect the Staff’s comment.

The ability of our board of directors to revoke our REIT status

60.	Please revise your risk factor heading to indicate the nature of the adverse consequence to shareholders in the event the board were to revoke the company’s REIT status.

The risk factor has been revised at page 32 to reflect the Staff’s comment.

The number of shares available for future sale could cause our share price to decline

61.	Please revise to quantify the number of shares that will be available for resale upon consummation of the offering.

The risk factor has been revised at page 33 to reflect the Staff’s comment.

Use of Proceeds

62.	Please revise to briefly describe the “customary closing conditions and contingencies” you reference in the final paragraph.

The Prospectus has been revised at page 36 to reflect the Staff’s comment.

Capitalization

63.	Please remove cash from the capitalization table which generally depicts equity capitalization.

The capitalization table has been revised to reflect the Staff’s comment.

Dilution

64.	Please consider adding a table which will set forth, on a pro forma basis giving effect to the formation transactions and the offering: (i) the number of units issued to the continuing investors in connection with the formation transactions and the number of shares of common stock to be sold to investors in the offering and related percentages; (ii) the total consideration amounts and related percentages; (iii) and the average price per share paid.

We have not included a table on a pro forma basis giving effect to the formation transactions and the offering. Item 506 of Regulation S-K requires such disclosure in the event of a substantial disparity between the public offering price and the effective cash cost of common equity acquired in the past five years. The units to be issued to officers, directors, promoters and affiliated persons will be acquired in connection with the Contributions and will not involve purchases for cash. The assets to be contributed were acquired more than five years ago by the Contributors. The Company does not believe Item 506 requires the historical cash purchase price of assets contributed to a REIT more than five years following such purchase to be reflected in a dilution analysis.

65.	Please limit the use of footnotes in this section. For example, please include the information that explains the net tangible book value per share amounts in the narrative section preceding the net tangible book value amounts.

The Prospectus has been revised at page 39 to reflect the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

66.	Identify the specific transactions in which you will apply carryover basis to and provide your basis in GAAP for such treatment, particularly where the interests in hotels are acquired from third parties.

The Prospectus has been revised at page F-44 to reflect the Staff’s comment.

Results of Operations of the MHI Services Group

67.	Revise to provide the disclosures required for non-GAAP measures set forth in Item 10(e) of Regulation S-K as it relates to operating income before depreciation and amortization.

The Prospectus has been revised at pages 46-48 to delete references to non-GAAP measures to reflect the Staff’s comment.

Liquidity and Capital Resources

68.	Please revise to address, as applicable, the impact of the present offering on the company’s long term and short-term liquidity.

The Prospectus has been revised at page 49 to reflect the Staff’s comment.

69.	Please revise to discuss the impact of your use of leverage and its impact on cash flow. In addition, please revise to discuss the impact of the franchise and management fees on cash flow and quantify these fees.

The Prospectus has been revised at page 49 to reflect the Staff’s comment.

Outstanding Debt

70.	Please revise to quantify the amount of the prepayment penalties.

The Prospectus has been revised at page 50 to reflect the Staff’s comment.

71.	Please clarify if the table represents the contractual obligations of MHI Hotels Services Group.

The Prospectus has been revised at page 50 to reflect that the contractual obligations table reflects the contractual obligations of MHI Hotels Services Group.

Tax and Depreciation

72.	Please provide disclosure pursuant to Item 15(g) & (h) of Form S-11 for each property, including estimated taxes on proposed improvements.

The Prospectus has been revised at page 52 to reflect the Staff’s comment.

Formation Transactions

73.	Disclose the assumption of $35.5 million in debt as part of the transaction to acquire four of the six initial hotel properties.

The Prospectus has been revised at page 53 to reflect the Staff’s comment.

Financing Strategy

74.	We note that you intend to enter into a $23 million revolving credit facility secured by two mortgages on two of your initial hotel properties. Please revise to describe the material terms of the credit facility, and file the agreement as an exhibit to the filing. Clarify, if true, that this facility will be obtained from an affiliate of BB&T.

The Prospectus has been revised at page 58 to reflect the Staff’s comment. The Company has not yet entered into a definitive agreement or binding commitment regarding the credit facility and is currently negotiating the material terms. We will disclose the material terms once such agreement and commitments are executed. The credit facility will be obtained from an affiliate of BB&T Capital Markets.

Our Initial Properties

75.	We note that you include the names of numerous companies in describing corporate demand. Please note that the prospectus should not highlight the largest, most well known of your customers. Please tell us how you determined that these customers constituted a representative sample. For example, have you designated the companies by the largest in the industry or by the greatest amount of revenues that you derive from such customers? If any of the customers account for 10% or more of your revenue, then they should be disclosed. If none of them are material customers, then it would be inappropriate to highlight the most easily recognizable of your customers.

We have revised the Prospectus at pages 66-72 to refer to the top five customers by revenue for each hotel for 2003. No single customer at any subject hotel represented more than 10% of the Company’s revenue.

Competition

76.	Please discuss your competitive position in the hotel industry and discuss positive and negative factors pertaining to your position.

The Prospectus has been revised at page 74 to reflect the Staff’s comment.

Shell Island Resort

77.	Please revise to include operating and occupancy information for the leasehold resort.

As noted above in response to comment 34, the Company believes that disclosure of the operating and occupancy information for the Shell Island Resort property is not required as the leasehold arrangements relating to that property do not meet the 10% threshold test set forth in instruction 2 to Item 14 of Form S-11. Moreover, given the nature of the leasehold arrangements and the sublease of the property for a fixed rental payment, the disclosure of operating and occupancy information may confuse a prospective investor.

Under the lease structure, the Company will sublease the two leasehold interests it will acquire in the resort property to affiliates of MHI Hotels Services, LLC. One lease relates to the restaurant, kitchen and meeting rooms, or the “public areas,” and the other lease relates to the lobby, swimming pools and outdoor café, or the “common areas.” The subleases will provide for fixed annual rent in the amount of $540,000 for the common areas and $100,000 for the public areas. Unlike the initial hotels, given the nature of the lease structure, the operating results of the resort will not affect the amount of the rental payments received by the Company, and disclosure relating to occupancy rates and operating data may mislead prospective investors.

Environmental Matters

78.	We note your discussion of asbestos in paragraph two and on page 74. If this is a material risk, please revise your risk factors section to include disclosure with respect to it.

The Company believes that the risk associated with asbestos as disclosed on page 74 is not material and does not warrant inclusion in the risk factor section.

Our Principal Agreements

79.	We note that you do not appear to have included disclosure with respect to the material terms of the contribution agreements filed as exhibits to your registration statement. Please revise or advise.

The material terms of the contribution agreements are set forth in the summary section of the Prospectus under the heading “Formation Transactions” and throughout the document. For this reason, the Company did not include a discussion of the contribution agreements under the section entitled “Principal Agreements” in the Prospectus as such disclosure would be repetitive.

80.	Please file all of these principal agreements as exhibits to your registration statement and revise the exhibit index accordingly. We note that the index does not include the management or franchise agreements.

The exhibit index to the Prospectus has been revised to reflect the Staff’s comment. The hotels will be managed pursuant to a master management agreement (Exhibit 10.5) which will be filed with the Company’s next pre-effective amendment. We do not intend to file our franchise agreements as the Company believes such agreements are made in the ordinary course of its business. We would note that such agreements generally have not been filed by other REITs in the hospitality industry.

81.	For each principal agreement, please revise to state the term of the agreement, quantify the fees based on historical performance and any caps on fees, and describe any amendment provisions.

The Prospectus has been revised at pages 77-84 to reflect the Staff’s comment.

Our Franchise Agreements

82.	Please advise us, with a view towards disclosure, whether the franchise agreements require you to maintain a reserve fund for capital expenditures.

The franchise agreements do not require the Company to maintain a reserve fund for capital expenditures.

Management

Directors and Executive Officers

83.	Please move footnotes 1, 2, and 4 so that they appear in the descriptions of business experience.

The Prospectus has been revised at pages 87-88 to reflect the Staff’s comment.

84.	Please indicate any other directorships held by each director or person nominated or chosen to become a director pursuant to Item 401(e)(2) of Regulation S-K.

The Prospectus has been revised at page 88 to reflect the Staff’s comment. We note that the Company recently nominated the seventh director to its Board, General Anthony C. Zinni, as reflected in the Prospectus.

Registration Rights

85.	Please revise to quantify the number of shares subject to registration rights. Also state the number of shares that are subject to lock-up agreements.

The Prospectus has been revised at page 101 to reflect the Staff’s comment. There are no shares subject to lock-up agreements, however, it is expected that directors, officers and their affiliates will enter into lock-up agreements that will restrict their ability to sell shares of stock they may acquire for a period of time following the Offering.

Certain Relationships and Related Transactions

86.	Please revise paragraph 1 to quantify the “substantial amount” of ownership interests held by MHI Hotels Services in four of the initial hotel properties.

The Prospectus has been revised at page 103 to reflect the Staff’s comment.

87.	Please revise paragraph 3 and the Formation Transactions section to describe the conditions to acquiring the initial portfolio of properties.

The Prospectus has been revised at page 103 to reflect the Staff’s comment.

88.	Please revise to state that the tax indemnification obligation may equal $46 million, as disclosed on page 10. Please similarly revise the disclosure on page 53.

The Prospectus has been revised at pages 54 and 104 to reflect the Staff’s comment.

Other Matters

89.	Please identify your transfer agent in your next filing.

The Prospectus has been revised at page 111 to reflect the Staff’s comment.

Taxation of Our Company

90.	Please revise your disclosure to indicate that you have received an opinion from Baker & McKenzie, rather than that you will receive such an opinion, since the opinion will have to be issued and filed as an exhibit to the registration statement prior to effectiveness. Note that we may have further comments on the tax disclosure after reviewing the opinion of counsel.

The Prospectus has been revised at page 120 to reflect the Staff’s comment.

Underwriting

Directed Share Program

91.	We note that you intend to ask the underwriters to reserve a portion of the common stock issued in this offering for a directed share program. Supplementally, describe the mechanics of how and when these shares are offered or sold to investors in the directed share program. Also, provide us with copies of the materials the underwriters intend to use in connection with the directed share program. Revise your prospectus disclosure to more specifically describe who is eligible to participate in the directed share program, such as employees, family members, certain customers. Explain how you will determine the prospective recipients of reserved shares.

The Company has deleted the reference to the Directed Share program throughout the Prospectus as the program will not be implemented.

92.	We note that an affiliate of BB&T Capital Markets is the lender under a mortgage loan secured by the Holiday Inn Brownstone hotel to be acquired in the formation transaction. Please revise, as appropriate, to include risk factor disclosure relating to the affiliate relationship.

Disclosure has been added to the Prospectus at page 21 to reflect the Staff’s comment.

Financial Statements

Independent Auditors’ Report

93.	The second paragraph of each report includes a reference to auditing standards generally accepted in the United States of America. Please have your auditor revise their report to refer to the “standards of the Public Company Accounting Oversight Board (United States)”. Refer to FR-73.

The Prospectus has been revised at pages F-2, F-7, F-24 and F-35 to reflect the Staff’s comment.

Notes to Financial Statements of MHI Hospitality Corporation

Summary of Significant Accounting Polices

94.	Please disclose your consolidation policies, including the principles you follow in determining the inclusion or exclusion of operating partnerships, taxable REIT subsidiaries and other entities in your financial statements. We refer you to Rule 3A-03 of Regulation S-X.

The Prospectus has been revised at page F-4 in response to the Staff’s comment.

95.	Please add disclosure within the notes to the financial statements and within Form S-11, as appropriate, to clearly indicate how you will account for the acquisition of the interests of those entities that own the initial hotels. In this regard, it is not evident that the entities contributing the initial four hotels are under common control. Also, based on the ownership structure of the entities contributing the initial four hotels, the basis for accounting for the contribution of the four hotels at historical costs is not clear. Please advise us of the consideration given to SFAS 141 and the identification of one of the existing combining entities as the acquirer based on the available evidence (refer to paragraphs 15 to 19 of SFAS 141). Please supplementally advise us of your accounting and revise your disclosure as appropriate.

The Prospectus has been revised at pages F-12, F-44, F-47 and F-49 in response to the Staff’s comment to clarify the accounting treatment for the initial hotels and the basis for utilizing historical cost for the entities contributing the four of the initial hotels. Consideration was given to SFAS 141 in determining this accounting treatment and based upon the control elements identified in the Registration Statement, the Company believes the presented accounting treatment is appropriate.

Related Party Transactions

96.	We note from your discussion on pages 6 through 9 that certain of your executive officers and directors, including Andrew Sims, are currently officers and/or directors of MHI Hotels Services. Add disclosure of your relationship with MHI Hotel Services and consider referencing the strategic alliance and tax indemnification agreements in addition to the management agreement. Reference is made to Rule 4-08 (k) of Regulation S-X.

Disclosure has been added to the Prospectus at page F-6 to reflect the Staff’s comment.

Combined Financial Statements of MHI Hotels Services Group

97.	Disclose the general nature of the reserves and escrows accounts and restrictions on their use.

Disclosure has been added to the Prospectus at page F-12, footnote A to reflect the Staff’s comment. The reserves may only be used for their intended purposes. There are no other restrictions applicable to the use of such funds.

Note A—Summary of Significant Accounting Policies

Principles of Combination

98.	MHI Hotels Services, LLC is noted as owning 70.1% of Capitol Hotel Associates LP, LLP whereas on page 7 the ownership interest is disclosed as 25%. Revise as appropriate to resolve the apparent discrepancy.

The Prospectus has been revised at page F-12 to clarify the ownership interest of the MHI Hotels Services and its affiliates in Capitol Hotels Associates.

99.	Revise to clarify the basis for the combined financial statements. In this regard, it is not clear how MHI Hotels Services, LLC controls Capitol Hotel Associates LP, LLP with its 25% ownership interest.

The Prospectus has been revised at pages F-12 and F-44 to reflect the Staff’s comment.

Deferred Costs

100.	Please supplementally advise us and expand your disclosure to clarify the basis for deferring the initial franchise fees paid. Reference is made to SFAS 45.

The Prospectus has been revised at pages F-13-F-14 to reflect the Staff’s comments. The application fee is a standard fee charged by the franchisor. The fee is based upon the number of rooms in the hotel. Consistent with paragraph 11 of SFAS 142, the fee is being amortized over the life of the franchise license contract.

MHI Hospitality Corporation

Pro Forma Consolidated Financial Information

101.	Include an introductory paragraph to the pro forma financial statements briefly describing the transaction, entities involved and the periods presented. See Rule 11-02(b) of Regulation S-X.

Disclosure has been added to the Prospectus at page F-44 to reflect the Staff’s comment.

Notes to Pro Forma Consolidated Balance Sheets

102.	Reference is made to the introduction to the notes to the pro forma balance sheets. Expand the disclosure to clarify the total purchase price for the interests acquired. For example only, indicate the total purchase price of the acquisition of the MAVAS interests.

Disclosure has been added to the Prospectus at pages F-47–F-51 to indicate the total acquisition price of the hotels to be acquired. The closing balance on page F-49 reflects the value of the consideration received for the minority interests in the contributed hotels.

103.	Revise Adjustment (a) to explain the adjustments. For example, why is an adjustment being made to cash for a distribution? See Rule 11-02(b)(6) of Regulation S-X.

The Company’s treatment of the balance sheet items and adjustments assumed a starting date of January 1, 2003. Adjustments were made for balance sheet items and accounts (for example, reversing distributions made to owners) to reflect the activity as if the Company were in existence on that date. The balance sheet should have instead included data for a period ending on June 30, 2004 (with the assumption that the transaction occurred on June 30, 2004). The Company intends to include September 30, 2004 financial data in its second pre-effective amendment. In that amendment, the Company will provide a revised pro forma consolidated balance sheet for a period ending September 30, 2004. There will be no adjustment for distributions in the revised pro forma consolidated balance sheet.

104.	Adjustment (i) indicates that you have capitalized a $2 million payment being made to terminate the management agreements between MHI Hotel Services and five of the initial hotels prior to the signing of new agreements for the management services that MHI Hotel Services will provide to the same hotels. It appears the payment represents a contract termination which would more appropriately be expensed. Please advise us of any pertinent termination provisions in the former management agreements, and support your accounting treatment of capitalizing the payment. Cite relevant accounting literature. Further, disclose why you intend to amortize this payment over a ten year period and support your position as appropriate.

The Company will make a $2.0 million payment to MHI Hotels Services in connection with the restructuring and amendment of certain management agreements relating to five of the initial hotels and will enter into a strategic alliance agreement with MHI Hotels Services and the operating partnership. The restructuring of the management agreements will, among other things, provide for a ten-year term, reduce management fees payable by the TRS Lessee over the next ten years and permit additional hotels subsequently acquired by the Company to benefit from the terms of the agreement. In addition, under the terms of the strategic alliance agreement, MHI Hotels Services will refer to the Company hotel investment opportunities and the Company will offer MHI Hotels Services the opportunity to manage hotels the Company acquires in the future. The Company has elected to capitalize the $2.0 million payment over the ten-year life of these agreements based upon SFAS 142. Under SFAS 142, the accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized. The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors. The Company believes that the terms of the restructured management agreement and the related adoption of the strategic alliance agreement support amortizing the payment.

105.	Adjustment (i) indicates that you have capitalized the Shell Island leases. Please clarify for us, your accounting treatment and cite relevant accounting literature. Further, please advise why you intend to amortize these leases over a nine year period and support your position as appropriate.

The acquisition of the leasehold interests in the Shell Island Resort property returns a $640,000 annual benefit to the Company for a nine-year period. To match the expense to the revenue generated, the Company has elected to amortize the $3.5 million expense over the life of the lease. As provided in SFAS 142, the accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized. The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors. Given the remaining nine-year term of the leases, the Company believes it is appropriate to base the amortization of the acquisition expenses over a nine-year period.

106.	Please expand the discussion at Adjustment (b) to reflect the nature of the mark up of the assets and the accounting treatment. Expand to indicate the total purchase price as it relates to the allocation of the purchase price depicted. Also disclose what interests are included in the minority interests, that is, what constitutes the minority interests.

Disclosure has been added to the Prospectus at page F-44 summarizing the basis of the mark-up and accounting treatment. Disclosure has also been added at page F-49 to reflect the Staff’s comment.

107.	Clarify what is meant by “WHAC” reflected in Adjustment (b).

Disclosure has been added to the Prospectus at page F-49, adjustment (b) to reflect the Staff’s comment.

108.	Explain the reason and purpose for the adjustments to debt as well as the adjustments to related party accruals. Clarify how these adjustments relate to the transactions reflected in the pro formas.

Adjustments to debt and related-party accruals were made to reflect the activity as if the Company were in existence at January 1, 2003. The balance sheet should instead have included data for a period ending on June 30, 2004 (with the assumption that the transaction occurred on June 30, 2004). The Company intends to revise the pro forma consolidated balance sheet upon the inclusion of financial data for the period ended September 30, 2004 in its second pre-effective amendment and such adjustment will be eliminated in the revised pro forma presentation.

Pro Forma Consolidated Financial Information

Notes to Pro Forma Consolidated Statements of Operations, pages F-5I to F-53

109.	Revise to include the presentation of earnings per share as required by SFAS 128.

The Prospectus has been revised at pages F-52 and F-53 to reflect the Staff’s comment.

110.	Adjustment B indicates that you have estimated an increase in general and administrative costs will result. Information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management’s actions were carried out in previous reporting periods, is considered a projection and not an objective of Article 11 of Regulation S-X. All adjustments reflected in the pro forma adjustments column should give effect to events that are directly attributable to each specific transaction and factually supportable. Please revise the pro forma adjustments accordingly.

In response to the Staff’s comment, we will eliminate the noted adjustments to the pro forma consolidated statement of operations in the financial data for the period ended September 30, 2004, which will be included in the Company’s second pre-effective amendment.

Exhibits

111.	Please file all remaining exhibits at the time of filing the first amendment to your registration statement. Please note that we will need adequate time to review the exhibits once filed, and may have further comment. If you are unable to file the legal and tax opinions with your next amendment, please provide draft opinions for us to review.

The Company is filing additional exhibits with its first amendment and expects to file the remaining exhibits with our next filing.

Part II

Item 31. Other Expenses of Issuance and Distribution

112.	Please revise to complete this table of expenses. If the amounts of any items are not known, please revise to provide estimates, identified as such. Please see Instruction to Item 511 of Regulation S-K.

The Prospectus has been revised at Part II, Item 31 to reflect the Staff’s comment.

Item 33—Recent Sales of Unregistered Securities

113.	We note that you have not included Item 701 disclosure with respect to the operating partnership units you will issue in connection with the formation transactions. Please revise to do so, or advise us why you believe it is appropriate not to provide this disclosure.

We do not believe it is appropriate to include Item 701 disclosure with respect to the units to be issued by the operating partnership in connection with the contribution transactions as such securities are not being issued by the registrant.

Please call the undersigned at (202) 452-7050 with any questions. We appreciate the efforts of the Staff to expedite review of this filing.

Sincerely,

/s/    Thomas J. Egan, Jr.

Thomas J. Egan, Jr.

cc:	Andrew M. Sims, President and Chief Executive Officer